EXHIBIT 13(a)(4)

Change in Independent Registered Public Accounting Firm

At a meeting held on October 10, 2022, based on the recommendation of the Audit Committee of the Aspiration Redwood Fund, a series of Aspiration Funds (hereinafter referred to as the "Fund”) and the approval of the Board of Trustees, KPMG US, LLP (“KPMG”) was dismissed as the independent registered public accounting firm for the Fund. At the same meeting, based on the recommendation and approval of the Audit Committee, the full Board of Trustees approved the appointment of Tait, Weller and Baker, LLP ("Tait Weller") as the Fund’s registered public accounting firm for the fiscal year ending September 30, 2022.

The reports of KPMG on the Fund’s financial statements for the fiscal year ended September 30, 2021, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Fund’s most recent fiscal year, and through October 10, 2022, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Fund’s financial statements for such year. During the most recent fiscal year, and through October 10, 2022, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC.

The Fund has requested that KPMG furnish them with a letter addressed to the SEC stating whether or not it agrees with the above statements.

A copy of such letter will be filed by amendment.